# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Opera Limited, CIK 0001737450
CUSIP: 68373M107
Title of class of securities: Ordinary Shares, par value $0.0002
Address of issuer's principal executive offices: Vitaminveien 4, Oslo, Norway (Q8), 0485
Date of event which requires filing of this statement: 03/24/2026
Amends the filing with accession number 0001437749-19-004210
Filed by CIK 1768074
Persons authorized to receive notices and communications: Jie Lv, c/o Kunlun Tech Co Ltd, Block B, Mingyang International Center, No. 46 Xizongbu Hutong, Beijing, China (F4), 100005, 86-138-1135-3317

## Reporting persons
- Hong Kong Kunlun Tech Holding Limited (CIK 0002046932): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 61,081,569; shared voting power 0; sole dispositive power 61,081,569; shared dispositive power 0; aggregate amount beneficially owned 61,081,569 (68% of the class)
  Comment: The percentage of the class of securities beneficially owned by the reporting person is calculated based on 89,880,513 ordinary shares outstanding, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2026.
  
  Hong Kong Kunlun Tech Holding Limited is the holder of the 61,081,569 ordinary shares reported on this Schedule 13D, which amount consists of (i) 54,347,459 ordinary shares and (ii) 6,734,110 ADSs, each representing one ordinary share.
  
  Hong Kong Kunlun Tech Holding Limited is 68.03% owned by Kunlun Group Limited and 31.97% owned by Kunlun Tech Co., Ltd.
- Kunlun Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 41,555,257; shared voting power 0; sole dispositive power 41,555,257; shared dispositive power 0; aggregate amount beneficially owned 41,555,257 (46.2% of the class)
  Comment: The percentage of the class of securities beneficially owned by the reporting person is calculated based on 89,880,513 ordinary shares outstanding, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2026.
  
  Kunlun Group Limited is wholly owned by Kunlun Tech Co., Ltd.
- Kunlun Tech Co., Ltd. (CIK 0001730204): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 61,081,569; shared voting power 0; sole dispositive power 61,081,569; shared dispositive power 0; aggregate amount beneficially owned 61,081,569 (68% of the class)
  Comment: The percentage of the class of securities beneficially owned by the reporting person is calculated based on 89,880,513 ordinary shares outstanding, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2026.
- Yahui Zhou (CIK 0001768074): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 61,081,569; shared voting power 0; sole dispositive power 61,081,569; shared dispositive power 0; aggregate amount beneficially owned 61,081,569 (68% of the class)
  Comment: The percentage of the class of securities beneficially owned by the reporting person is calculated based on 89,880,513 ordinary shares outstanding, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2026.
  
  Mr. Yahui Zhou beneficially owns 61,081,569 ordinary shares reported on this Schedule 13D, which amount consists of (i) 54,347,459 ordinary shares and (ii) 6,734,110 ADSs, each representing one ordinary share, held by Hong Kong Kunlun Tech Holding Limited, which is indirectly wholly-owned by Kunlun Tech Co., Ltd. Mr. Zhou directly holds 11.6% of the equity interest of Kunlun Tech Co., Ltd. and indirectly holds 15.1% through Beijing Yingrui Century Software R&D Center L.P., a limited partnership established in the People's Republic of China ("Beijing Yingrui"), which is co-owned by Mr. Zhou and Ms. Qiong Li. Mr. Zhou, holds 54.8% of the equity interest of Beijing Yingrui and, as the general partner, has sole decision making authority in terms of how the partnership exercises its ownership rights in Kunlun Tech Co., Ltd.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0002
Name of issuer: Opera Limited
Address of issuer's principal executive offices: Vitaminveien 4, Oslo, Norway (Q8), 0485
Comment:
This Amendment No. 8 to Schedule 13D (this "Amendment") hereby amends and supplements the initial Schedule 13D filed with the U.S. Securities and Exchange Commission on March 6, 2019, as amended on January 13, 2021, November 26, 2021, December 19, 2022, May 16, 2023, July 5, 2023, October 19, 2023, and December 6, 2024 (as so amended, the "Original Schedule 13D" and, together with this Amendment, the "Schedule 13D"), on behalf of each of the Reporting Persons (as defined therein). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.

The CUSIP number 68373M107 applies to the Issuer's American Depositary Shares ("ADSs"), each representing one ordinary share of the Issuer.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed by:
(i) Hong Kong Kunlun Tech Holding Limited ("KTL");
(ii) Kunlun Group Limited ("KGL");
(iii) Kunlun Tech Co., Ltd. ("KTC"); and
(iv) Mr. Yahui Zhou
(Together, the "Reporting Persons.)

Information concerning each director and executive officer of the Reporting Persons is listed on Schedules A through C attached hereto as Exhibits 99.2, 99.3 and 99.4, and is incorporated herein by reference.
Residence or business address:
The residence or business addresses of the Reporting Persons are:
(i) KTL: Flat/RM 8105A 8/F, YF Life Tower, 33 Lockhart Road, Wanchai, Hong Kong.
(ii) KGL: RM 3508, 35/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.
(iii) KTC: 46 Xizongbu Hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People's Republic of China.
(iv) Mr. Yahui Zhou: 10/F, 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People's Republic of China.
Present principal occupation or employment: The principal business of KTL and KGL is investment holding, while KTC is a global internet company. Mr. Yahui Zhou is the executive chairman of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and, to the best of their knowledge, none of the persons listed on Schedules A through C, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the persons listed on Schedules A through C, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: KTL and KGL are organized under the laws of Hong Kong, while KTC is organized under the laws of the People's Republic of China. Mr. Yahui Zhou is a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D is not amended by this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

"On February 26, 2026, the Issuer announced that its Board of Directors authorized a discretionary share repurchase program of up to $300 million over a two-year period. In connection with this program, on March 24, 2026, KTL, one of the Reporting Persons, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Issuer.

The purpose of entering into the Stock Purchase Agreement, and the dispositions of Ordinary Shares contemplated thereby, is to allow KTL to participate in the Issuer's share repurchase program on a pro rata basis. By selling Ordinary Shares to the Issuer in proportion to the ADSs repurchased by the Issuer from the public market, KTL intends to realize liquidity while the Reporting Persons generally maintain their approximate proportionate ownership interest in the Issuer.

Pursuant to the Stock Purchase Agreement, the initial closing occured on March 26, 2026, at which time the Issuer repurchased 485,874 Ordinary Shares from KTL.

Except as set forth in this Amendment and the Stock Purchase Agreement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon various factors, including market conditions, the Issuer's business and financial position, and other investment opportunities, the Reporting Persons may take such actions with respect to their investment as they deem appropriate, including purchasing additional Ordinary Shares, disposing of Ordinary Shares, or engaging in discussions with management or the Board of Directors of the Issuer."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Amendment is incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own in the aggregate 61,081,569 Ordinary Shares, representing approximately 68.0% of the outstanding Ordinary Shares. All percentages calculated in this Amendment are based upon 89,880,513 Ordinary Shares outstanding, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information regarding the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or direct the vote, the shared power to vote or direct the vote, the sole power to dispose or direct the disposition, and the shared power to dispose or direct the disposition, is set forth in Rows 7 through 11 of the respective cover pages of this Amendment for each Reporting Person, and is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
On March 26, 2026, pursuant to the Stock Purchase Agreement described in Item 4 and Item 6 of this Amendment, KTL sold 485,874 Ordinary Shares to the Issuer in a private transaction for an aggregate consideration of approximately $7.4 million (representing a price of $15.21 per Ordinary Share).

Except as disclosed in this Item 5(c) and the execution of the Stock Purchase Agreement on March 24, 2026, none of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

"On March 24, 2026, KTL and the Issuer entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, KTL agreed to sell, and the Issuer agreed to purchase, an initial tranche of 485,874 Ordinary Shares for an aggregate consideration of approximately $7.4 million. The closing of this transaction occurred on March 26, 2026.

The Stock Purchase Agreement also establishes a mechanism for KTL to continue selling Ordinary Shares to the Issuer in subsequent calendar quarters on a pro rata basis, corresponding to the Issuer's repurchases of ADSs from the public market under its Board-authorized $300 million share repurchase program, subject to the terms and conditions set forth in the agreement.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, a copy of which is filed as Exhibit 99.5 to this Amendment and is incorporated herein by reference."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby supplemented to include the following exhibits:

Exhibit 99.1 - Joint Filing Agreement
Exhibit 99.2 - Schedule A
Exhibit 99.3 - Schedule B
Exhibit 99.4 - Schedule C
Exhibit 99.5 - Stock Purchase Agreement, dated March 24, 2026, by and between the Issuer and KTL

## Signatures
- Hong Kong Kunlun Tech Holding Limited: /s/ Tian Jin, Director (03/27/2026)
- Kunlun Group Limited: /s/ Tian Jin, Director (03/27/2026)
- Kunlun Tech Co., Ltd.: /s/ Han Fang, Director (03/27/2026)
- Yahui Zhou: /s/ Yahui Zhou, Yahui Zhou (03/27/2026)